Exhibit 3.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:39 PM 06/28/2004
SRV       040474805       –       2322173       File

STATE of DELAWARE
CERTIFICATE of AMENDMENT of
CERTIFICATE of INCORPORATION

        First: That at a meeting of the Board of Directors of Americana Gold and Diamonds Holdings, Inc., resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and obtaining consent of a majority of the stockholders of said corporation for approval thereof.

The resolutions setting forth the proposed amendments are as follows:

    1.        The Directors’ proposal to reverse split the total outstanding shares of the Common Stock on the basis of 1 for 10, i.e., each 10 shares of currently outstanding stock will be reversed back to 1 share. Fractional shares will be rounded up to the next whole number. The total authorized shares of 100,000,000 shares, and the par value of $.001, will remain unchanged.

    2.        The Director’s proposal to change the name of the corporation to MineCore International, Inc.

        Second: That, based on majority vote of the shareholders, by written consent, pursuant to Section 228 of the General Corporation Law of the State of Delaware, it was duly resolved that the Certificate of Incorporation of this corporation be amended by changing the Articles thereof numbered “1 and 4” so that, as amended, said Articles shall read as follows:

“Article 1. The name of the corporation shall be MineCore International, Inc.”

“Article 4. The total number of shares of common stock which the corporation shall have authority to issue is 100,000,000, par value of each share is $.001, amounting to $100,000.00.

The corporation is further authorized to issue up to 10,000,000 shares of preferred stock, $.001 par value, with such powers, designations, preferences, rights and qualifications, limitations or restrictions as may be decided upon by the corporation’s Board of Directors.

The total outstanding shares of the Common Stock have been reverse split on the basis of 1 for 10, i.e., each 10 shares of currently outstanding stock are reversed back to 1 share. Fractional shares will be rounded up to the next whole number. The total authorized shares of 100,000,000 shares of common stock, and the par value of $.001, will remain unchanged.”

        Third: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

        Fourth: That the capital of said corporation and authorized shares shall not be reduced under or by reason of said amendment.

BY: /s/ Daniele L. Forigo Daniele L. Forigo, President	Dated: June 28, 2004